UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-41395

CUSIP NUMBER: 10920G100

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bright Green Corporation
Full Name of Registrant
N/A
Former Name if Applicable
1033 George Hanosh Boulevard
Address of Principle Executive Office (Street and Number)
Grants, NM 87020
City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant requires additional time to complete the preparation of its financial statements for the year ended December 31, 2023, have them properly certified by the executive officers and have them reviewed by its independent auditors. The Registrant will file the Form 10-K by the fifteenth calendar day following the required filing date, as prescribed in Rule 12b-25.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gurvinder Singh	(833)	658-1799
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the twelve months ended December 31, 2023 are anticipated to be significantly different from the corresponding period in the prior fiscal year, due primarily to the fair market value of equity grants issued during the fiscal year ended December 31, 2022. The Company had a net loss available to common shareholders of approximately $27.6 million during the twelve months ended December 31, 2022. The Company anticipates a net loss available to common shareholders for the twelve months ended December 31, 2023 of approximately $13.1 million pending completion of the Company’s financial statements.

The above financial disclosure is preliminary, based upon the Company’s estimates and subject to completion of the Company’s financial statements and has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this disclosure. This disclosure does not constitute a comprehensive statement of the Company’s financial results for the period ended December 31, 2023, and the Company’s final numbers for this period may differ significantly from the corresponding period in the prior fiscal year.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

This Form 12b-25 contains certain forward-looking statements. Forward-looking statements may include the Company’s statements regarding its results or projections or current expectations. These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Most of these factors are difficult to predict accurately and are generally beyond the Company’s control. Readers should consider the areas of risk described in connection with any forward-looking statements that may be made herein. The business and operations of the Company are subject to substantial risks, which increase the uncertainty inherent in the forward-looking statements contained in this form. Except as required by law, the Company undertakes no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Further information on potential factors that could affect the Company’s business is described under “Item 1A. Risk Factors” contained in the Company’s annual report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2023, and in the Company’s other filings with the SEC. Readers are also urged to carefully review and consider the various disclosures the Company has made in this form and in its annual report on Form 10-K and in the Company’s other filings with the SEC.

Bright Green Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2024	By	/s/ Gurvinder Singh